Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals Establishes Leading International Clinical
Advisory Board of Liver Cancer Specialists

Brisbane, Australia.  29 June 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the establishment of an international clinical advisory board to support the clinical development and commercialization of PI-88 in the treatment of post-resection liver cancer.

The advisory board consists of nine world-renowned thought leaders in the fields of oncology and liver cancer: Professor René Adam, Hôpital Paul Brousse, France; Professor Pei-Jer Chen, National Taiwan University, Taiwan; Professor S. Gail Eckhardt, University of Colorado, United States; Professor Philip Johnson, University of Birmingham, United Kingdom; Professor Sung-Gye Lee, Ulsan University Medical School, Republic of Korea; Professor Ronnie Poon, Queen Mary Hospital, Hong Kong; Professor Myron Schwartz, Mount Sinai School of Medicine, United States; Professor William Sievert, Monash University, Australia;  and Professor Tadatoshi Takayama, Nihon University School of Medicine, Japan. Progen expects to announce additional appointments to this board over the coming months.

“It is a significant achievement that some of the most well-respected researchers and practitioners in the field of liver cancer have agreed to join our clinical advisory board. The board will provide essential expertise and invaluable counsel, and we consider it a privilege to have these individuals involved with the development of PI-88. ,” said Justus Homburg, Chief Executive Officer of Progen.

He further commented “Appointing this board is a critical part of the preparation for our Phase 3 trial in various regions around the world. We remain on track to implement our aggressive timeline of launching the trial in the second half of this year. We have short-listed proposals from leading Contract Research Organizations (CROs) that will assist us in the operational tasks in the trial and we are already working with members of our advisory board to identify clinicians and hospitals worldwide that will be involved in the trial.”

Clinical Advisory Board Member Biographies

•                  Professor René Adam, MD, PhD, Hôpital Paul Brousse, France

Professor René Adam heads the Centre Hepatobiliaire at Paul Brousse Hospital in Villejuif, just outside Paris, and is a Professor of Surgery at the Université de Paris-Sud. He is one of the leading researchers in Europe in the field of upper GI surgery, with interests focusing on liver transplant and resection. He is Custodian of the European Liver Transplant Registry and serves on the Editorial Board of The Oncologist. He is the author of over fifty peer-reviewed publications in the field of liver surgery and is frequently invited to speak at international meetings on this topic.

•                  Professor Pei-Jer Chen, MBBS, PhD, National Taiwan University, Taipei, Taiwan

Professor Chen was appointed Director of the Hepatitis Research Center at the National Taiwan University Hospital in Taipei in 2001. His research interests focus on the virology of infectious hepatitis, especially the replication of hepatitis D, and on the molecular biology of liver cancer. Professor Chen’s clinical research covers the natural history of chronic viral hepatitis and hepatocellular carcinoma, and also explores new therapies and trials for both diseases.

From 2001 to 2006, he was a member of the editorial board of the prestigious journal Hepatology, and he has also been the recipient of numerous academic prizes and awards, including Outstanding Research Awards from 1991 through 1999 from the National Science Council in Taiwan and the Award for Distinguished Biomedical Research from the Hou Jin Dwei Foundation of Taiwan. In 2000, Professor Chen was appointed International Research Scholar in Infectious Diseases by the Howard Hughes Medical Institute for a period of five years. He has authored or co-authored over 100 articles in the areas of hepatitis and hepatocellular carcinoma, and he has presented on these topics at regional and international conferences.

Professor Chen completed his medical training at the National Taiwan University, and subsequently undertook a PhD in virology at the University of Pennsylvania.

•                  Professor S. Gail Eckhardt, MD, University of Colorado, Denver, Colorado

Professor Eckhardt is currently Professor of Medicine at the University of Colorado Health Sciences Center in Denver, Colorado, where she also serves as Director of the Developmental Therapeutics and GI Malignancies Programs and Division Head of Medical Oncology. Prior to joining the University of Colorado, Professor Eckhardt served as Associate Director of Clinical Research, and as Director of the Drug Development Fellowship Training Program at the Institute for Drug Development, Cancer Therapy and Research Center, in San Antonio, Texas.

Professor Eckhardt is a highly-experienced clinical trial investigator and serves on the Board of Directors for the American Society of Clinical Oncology (ASCO).  In addition, she is an Associate Editor of the Journal of Clinical Oncology, Clinical Cancer Research, and Investigational New Drugs. Her research interests focus on GI malignancies and she has published over 60 manuscripts in this area.

Professor Eckhardt received her medical degree from the University of Texas Medical Branch in Galveston, Texas.

•                  Professor Philip Johnson, MD, FRCP, University of Birmingham, United Kingdom

Professor Johnson is currently Professor of Oncology and Translational Research at the Cancer Research UK Institute for Cancer Studies at the University of Birmingham.

Professor Johnson trained in medicine at the University of Manchester. He completed residencies at several London hospitals, including Guy’s Hospital and the Royal Marsden. Professor Johnson developed his interest in hepatobiliary cancer as a Research Fellow at the Institute of Liver Studies, King’s College Hospital, London, where he subsequently became Assistant Director. In 1992, he was appointed to the Chair of Clinical Oncology at the Chinese University of Hong Kong where he also became Director of the Cancer Centre. During his time in Hong Kong, Professor Johnson developed his current research interests in molecular biomarkers of cancer, while furthering his studies on new approaches to the treatment of liver cancer.

He has written over 270 peer-reviewed papers, 43 book chapters and a number of other publications. Professor Johnson is frequently sought as a speaker at international conferences and is widely recognized as a leading authority on the medical oncology of liver cancer.

•                  Professor Sung-Gye Lee, MD, PhD, FACS, Ulsan University Medical School, Seoul, Korea

Professor Lee is widely recognized as a pioneer of liver transplant surgery, having performed Korea’s first pediatric and adult living-donor liver transplantation in 1992 and 1997, respectively. In addition, he performed the world’s first dual living-donor liver transplantation in 2000, and the modified right-lobe LDLT in 1998. From 1986 to 1987, Professor Lee had a visiting fellowship at Boston, Lahey Clinic and New England Deaconess Hospital.

Professor Lee’s major interests are in resection and transplantation of hepatocellular carcinoma, and his series of patients is the largest in the world. His future interests are primarily concerned with the development of new, highly-effective chemotherapeutic agents.

Professor Lee completed his internship and surgical residency at the Seoul National University Hospital, and his MD, PhD at the Seoul National University Medical School.

•                  Professor Ronnie Poon, PhD, MD, Queen Mary Hospital, Hong Kong

Professor Poon has served as Professor of Surgery at the Queen Mary Hospital in Hong Kong since 2001. Previously, Professor Poon worked as a Surgical Resident at the University of New South Wales, at St Vincent’s Hospital in Sydney, and at Kwong Wah Hospital as Medical Officer in Hong Kong. He has published several academic papers focused on surgery and cancer research.

Professor Poon holds a Masters of Surgery and a Doctor of Philosophy from the University of Hong Kong. He has furthered his professional qualifications with numerous ‘Royal College of Surgeon’ awards at local and international Academic Institutions.

•                  Professor Myron Schwartz, MD, FACS, Mount Sinai School of Medicine, New York, New York

Professor Schwartz is currently Director of Surgical Oncology and Associate Director of Liver Transplantation at Mount Sinai, where he oversees the hepatobiliary cancer unit. He came to Mount Sinai in 1981, completed residencies in general and vascular surgery, and joined the faculty in 1987. Professor Schwartz’s principal research interest is in primary liver cancer and his research program has been funded by the NIH through a K24 Career Development Award entitled, “Systematic Integration of Patient-Oriented Research into the Clinical Pathway for Hepatocellular Carcinoma”.

Professor Schwartz worked with Charles Miller, MD, to establish the Liver Transplant Program at Mount Sinai in 1988, and since 1990 he has devoted his career to hepatobiliary surgery and transplantation. He has published over 200 papers in peer-reviewed journals, as well as 15 book chapters. Professor Schwartz is one of the country’s leading experts on primary liver cancer, and lectures frequently on the subject both in the U.S. and around the world.

•                  Professor William Sievert, MD, FRACP, Monash University, Melbourne, Australia

Professor William Sievert is the Director, Gastrointestinal and Liver Unit, Southern Health, which incorporates two large teaching hospitals — the Monash Medical Centre and Dandenong Hospital. He is also a tenured Professor in the Faculty of Medicine, Nursing and Health Sciences at Monash University.

Professor Sievert has an interest in liver disease and directs an active clinical research unit comprising physician-scientists, clinical research nurses and research students. The Clinical Research Unit has been continuously active for over 10 years and regularly contributes to international trials of new antiviral agents for hepatitis B and C, in addition to developing and leading national investigator-initiated studies. Professor Sievert also directs a basic research laboratory investigating mechanisms of liver injury and hepatic fibrogenesis with a translational focus on identification and development of potential hepatic antifibrotic agents.

Professor Sievert has been active in medical education, including the development of new undergraduate and graduate medical curricula at Monash University.

•                  Professor Tadatoshi Takayama, MD, Nihon University School of Medicine, Tokyo, Japan

In 2001, Professor Takayama was appointed Professor and Chairman of the Department of Digestive Surgery at the University of Nihon School of Medicine.

Dr. Takayama is a prolific academic author with over 350 papers published in international scientific journals.  He serves on the Editorial Board of several prestigious international journals, including Hepato-Gastroenterology, the Japanese Journal of Clinical Oncology, the Journal of Gastroenterology and Hepatology, and the World Journal of Gastroenterology. Dr. Takayama is also the Editor of the Journal of Cancer Research and Clinical Oncology. He is the recipient of numerous academic prizes and awards, including, in 2001, the Hepatology Research Award of the Japan Society of Hepatology. In addition, Dr. Takayama is a frequent speaker at international conferences.

Dr. Takayama trained in medicine at Nihon University School of Medicine in Tokyo. His postgraduate surgical training was undertaken primarily at the National Cancer Center Hospital, where he served as Head Surgeon from 1989 to 1995.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

Progen Information:
Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia:
Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro FD T:212-850-5657 E: robert.stanislaro@fd.com	Evan Smith FD T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations.  These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.